FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

April 5, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

April 5, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX:GVX) (“Grandview Gold” or the “Company”) is pleased to announce that its common shares are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "GVX" today.

Grandview Gold also trades on the Canadian Trading & Quotation System Inc. ("CNQ") under the symbol "GVGI" and on the OTC BB under the symbol "GVGDF". Grandview intends to maintain its listing on the OTC BB but will de-list from the CNQ on April 28, 2006.

Mr. Raymond Pecoskie, President and C.E.O. of Grandview Gold, stated, “Grandview Gold is very pleased to complete its listing on the TSX. We believe our new TSX listing is an important milestone for Grandview Gold as we seek to increase our profile, trading liquidity and exposure within the financial community in Canada and internationally. We look forward to this next phase of Grandview Gold’s development and the expanded opportunities provided by the TSX”.

Item 5.	Full Description of Material Change

April 5, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX:GVX) (“Grandview Gold” or the “Company”) is pleased to announce that its common shares are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "GVX" today.

Grandview Gold also trades on the Canadian Trading & Quotation System Inc. ("CNQ") under the symbol "GVGI" and on the OTC BB under the symbol "GVGDF". Grandview intends to maintain its listing on the OTC BB but will de-list from the CNQ on April 28, 2006.

Mr. Raymond Pecoskie, President and C.E.O. of Grandview Gold, stated, “Grandview Gold is very pleased to complete its listing on the TSX. We believe our new TSX listing is an important milestone for Grandview Gold as we seek to increase our profile, trading liquidity and exposure within the financial community in Canada and internationally. We look

Grandview Gold Inc.

forward to this next phase of Grandview Gold’s development and the expanded opportunities provided by the TSX”.

Grandview Gold Inc. is a gold exploration company focused on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Raymond Pecoskie Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 5th day of April 2006.

Grandview Gold Inc.

"Raymond Pecoskie"

Raymond Pecoskie,
President & Chief Executive Officer

Grandview Gold Inc.